EXHIBIT 12

November 14, 2005

Samsonite Corporation (“Samsonite”)

11200 East 45th Avenue

Denver, Colorado USA 80239

Ares Corporate Opportunities Fund, L.P. (“Ares”)

1999 Avenue of the Stars

Suite 1900

Los Ángeles, California USA 90067

Bain Capital (Europe) LLC (“Bain”)

111 Huntington Avenue

Boston, Massachusetts USA  02199

Ontario Teachers’ Pension Plan Board (“Ontario”)

5650 Yonge Street

Toronto, Ontario, Canada M2M 4H5

Dear Sirs,

Aram Ervin Kalpakian, Alicia Hurmuzian de Kalpakian, and Delfina Isabel Balestra de Kalpakian (the “Heirs”) hereby declare, represent, and warrant that they are the sole heirs of Daniel Kalpakian (“Daniel”) and that no other person or entity whatsoever is entitled to any inheritance on Daniel’s estate.

Reference is hereby made to that purchase agreement entered into on November 14, 2005 by and among Ares, Bain, and Ontario (collectively, the “Purchasers”) and the Heirs concerning the 198 preferred shares of Samsonite’s stock owned by the Heirs as the sole heirs of Daniel’s estate and sold to the Purchasers at a price of US$1,000 liquidation preference for each preferred share plus accrued dividends thereon (the “Purchase Agreement”).

 Any and all payments to be made in compensation for the sale of the above mentioned stock should be made to us by means of a transfer to the following Bank Account: Northern Trust International Bank; 40 Broad St. l0th floor; ABA 026001122; NYC.NY; UID 140259; Acct 106229-20010; N/O Merrill Lynch; For Sub ac 168-36136; N/O Aram Ervin Kalpakian, Alicia Hurmuzian de Kalpakian, and Delfina Isabel Balestra.

The Heirs, jointly and severally, hereby indemnify and hold Samsonite and the Purchasers and each of their general partners, directors, officers, agents, employees, and affiliates and any entity under each of their respective control (the “Indemnified Parties”)

harmless against any losses, claims, damages, expenses, or liabilities to any person or entity arising out of or in connection with any breach of a representation or warranty made by the Heirs under the Purchase Agreement, including, but not limited to, any in court or out of court claims, any judgments, action, proceeding, investigation, court orders (whether or not awarding compensations or damages), legal costs, expenses and fees that may be incurred or required to be paid by any Purchaser.  Under no circumstance shall the obligation of indemnification provided for herein exceed the aggregate of the purchase price received by the Heirs under the Purchase Agreements.  The Heirs agree with the Purchasers for the benefit of the Purchasers, and for the benefit of all Indemnified Parties, that the reimbursement and indemnity obligations contained herein shall be in addition to any liability which the Indemnified Parties may otherwise have and shall be binding upon and inure to the benefit of any successors and assigns of the Indemnified Parties.

The document shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflict of laws.

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If the foregoing correctly reflects our understanding, please countersign this letter in the space provided below.

Yours truly,

/s/ Aram Ervin Kalpakian
Aram Ervin Kalpakian

/s/ Alicia Hurmuzian de Kalpakian
Alicia Hurmuzian de Kalpakian

/s/ Delfina Isabel Balestra de Kalpakian
Delfina Isabel Balestra de Kalpakian

Acknowledged by:

SAMSONITE CORPORATION

By:	/s/ Richard H. Wiley
Name:	Richard H. Wiley
Title:	CFO, Secretary and Treasurer

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

BAIN CAPITAL (EUROPE) LLC

By:	Bain Capital Investors, LLC
Its:	Manager
	By:	/s/ Michael F. Goss
	Name:	Michael F. Goss
	Title:	Managing Director

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Josef Prosperi
Name:	Josef Prosperi
Title:	Portfolio Manager